SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                Amendment No. 4
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                             -----------------------

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
                            (Name of Subject Company)

        MP VALUE FUND 4, L.P.; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON
          SPECIAL FUND, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, LLC;
                    MACKENZIE PATTERSON SPECIAL FUND 4, LLC;
                                and CAL KAN, INC.

                                    (Bidders)

                          DEPOSITARY UNIT CERTIFICATES
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
    Christine Simpson                           Paul J. Derenthal, Esq.
    MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
    1640 School Street                          One Post Street, Suite 575
    Moraga, California  94556                   San Francisco, California  94104
    (925) 631-9100                              (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

           This Amendment No. 4 amends the Schedule 14D-1 filed March 25, 1999, (the "Schedule") as amended by the Schedule 14D-1/A filed April 19, 1999, the
Schedule 14D-1/A filed April 26, 1999, and the Schedule 14D-1/A filed May 28, 1999 by the Bidders identified on the cover page (together the "Purchasers"), as set forth below. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule and exhibits thereto.

            This Amendment is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on May 18, 1999. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 9,865 Units. Upon such acquisition, the Purchasers held an aggregate of approximately 70,865 Units, or 5.78% of the total outstanding Units. The Purchasers have sold all such Units and now beneficially own none of the Units.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       June 8, 1999

MP VALUE FUND 4, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President


 MACKENZIE PATTERSON SPECIAL FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President

CAL KAN, INC.

By:  /s/ Christine Simpson
        Christine Simpson,  Vice President


                                       3